file #82-2783



FORMATION

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, BC, Canada V6C 2W2
Tel: 604.682.6229 Fax: 604.682.6205
Website: www.formcap.com

RECEIVED
2009 MAY -5 A 8: 11

US Securities & Exchange Commission
International Corporate Finance, Stop 3628
100 F Street, NE
Washington, DC, USA
20549
Reference #82-2783


09046149

SUPPL

April 29, 2009

Re: Reference File #82-2783

Attached is a copy of Formation Capital Corporation's News Release entitled, "Formation Capital Closes Oversubscribed $8.56 Million Financing". It was officially released today on April 29, 2009.

Thanks and best regards,

Leianne Emery
Corporate Development

Formation Capital Corporation
1730 - 999 West Hastings St.
Vancouver, BC V6C 2W2
www.formcap.com
604.682.6229

dlw 5/18



Formation

Formation Capital Corporation
Suite 1730 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682.6205
Website: formcap.com

Formation Capital Closes Oversubscribed $8.56 Million Financing

Vancouver, B.C., April 29, 2009, Formation Capital Corporation (Formation, FCO-TSX) (the "Company") is pleased to announce that, further to its news release of April 03, 2009, it has successfully completed an $8,562,500 non-brokered private placement financing.

The Company closed the private placement of 34,250,000 Units at a price of $0.25 per Unit (the "Offering"). Each Unit was comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the purchase of one common share of the Company at a price of $0.40 per share until May 02, 2011, subject to the Company's right to accelerate the expiry date as described in the Company's April 03, 2009 news release (the "Acceleration Right"). The Company paid Finder's Fees of $108,015 in relation to the Offering, and issued non-transferrable Finder's Warrants entitling the purchase of up to 329,420 common shares of the Company at a price of $0.40 per common share until May 02, 2011, subject to the Acceleration Right.

The common shares and warrants issued in connection with the Offering have not been registered under the United States Securities Act of 1933, as amended, and may not be sold or offered for sale in the United States or otherwise distributed in the United States, except in reliance on available registration exemptions.

Proceeds from the private placement are intended to be used for general corporate purposes and working capital of the Company.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1730 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Email: inform@formcap.com - Or visit our Web site at: formcap.com